  Exhibit 99.1

NextSource Materials Awards Contract to Power its Molo Graphite Mine
in Madagascar with Hybridized Solar-Thermal Energy

NEWS RELEASE – TORONTO, November 23, 2021

NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or the “Company”) announces it has awarded a power supply contract to independent power producer CrossBoundary Energy (“CBE”) for the long-term supply of solar and thermal generation to power the operations of its Molo graphite mine in Madagascar. The contract is for a 20-year term and has been designed to scale with the production output of the Molo mine, where delivery of power will increase in lockstep with all future expansion capacity requirements.

A subsidiary of CBE in Madagascar is developing the project and will build, own, and operate the Molo hybrid energy power plant (“hybrid plant”) at no capital cost to NextSource. It will be located adjacent to the Molo mine site and is expected to be operational at the same time as the Molo mine is expected to commission in Q2 of 2022. Through this contract, NextSource will initially be able to source up to one third of the Molo mine’s total electricity needs from renewable solar energy. NextSource and CBE are committed to optimizing the solar component throughout the contract to increase the percentage of renewable energy to a majority.

The renewable energy services provided by CBE will be supplied exclusively to NextSource and provide guaranteed energy cost savings. This rate will lower expected energy costs on a per kWh basis versus the expected cost per kWh rate based on thermal power alone, as modeled in the Company’s 2019 Molo Feasibility Study.

The hybrid plant will contribute significantly towards NextSource’s adherence to its environmental, social, and governance principles. It will also achieve the Company’s broader initiative to reduce its environmental footprint through the deployment of renewable energy infrastructure to reduce emissions and work toward its goal of a carbon neutral energy system.

"We are pleased to select CrossBoundary Energy to supply hybrid power for our Molo graphite mine, which delivers on our commitment to reduce emissions and move towards more sustainable operations,” said NextSource President & CEO Craig Scherba. “Deployment of clean, renewable and sustainable power sources to reduce emissions is a cornerstone of our operational strategy and will reduce our expected energy costs over the life of our project.”

The hybrid energy power plant will comprise a 2.5MW solar PV energy system (solar plant), a 1MWh battery energy storage system (BESS) and a 3.3MW thermal energy system (diesel generators) that will supply all the electricity requirements for the Molo mine and processing plant. The thermal energy system will be used in combination with the solar plant and BESS to provide uninterrupted power supply and ensure 100% power availability to the mine.

Matthew Fredericks, Head of Mining at CrossBoundary Energy stated, “We worked closely with the NextSource Materials team to design a custom solar hybrid solution for the Molo graphite facility. This power system will reduce the mine’s total cost of electricity, lowering its all-in sustaining costs, as well as minimizing its carbon emissions. CBE is proud to be awarded this second project opportunity in Madagascar and honoured for NextSource Materials’ selection of our flexible, collaborative approach to sustainable energy solutions for African mines.”

CrossBoundary Energy is Africa’s leading supplier of clean electricity for businesses. CBE has a proven track record delivering complex commercial-industrial power solutions across Africa for corporates including Unilever, Diageo, Heineken, and Actis. Earlier this year, the company announced two additional hybrid renewable energy projects, the first for Rio Tinto’s QMM ilmenite operation in Madagascar, and the second for Eramet’s mineral sands mine, Grande Cote Operations (GCO), in Senegal. In total, CBE is now delivering 40MW of solar and wind generation and 20MWh of battery energy storage capacity for African mines.

ABOUT NEXTSOURCE MATERIALS INC.

NextSource Materials Inc. is a strategic materials development company based in Toronto, Canada that is intent on becoming a fully integrated, global supplier of critical battery and technology materials needed to power the sustainable energy revolution.

The Company’s Molo graphite project in Madagascar is one of the largest known and highest-quality graphite deposits globally, and the only one with SuperFlake® graphite. Construction of Phase 1 of the Molo Project is underway, with commissioning expected in Q2 2022.

NextSource Materials is listed on the Toronto Stock Exchange (TSX) under the symbol “NEXT” and on the OTCQB under the symbol “NSRCF".

ABOUT CROSSBOUNDARY ENERGY

CrossBoundary Energy was launched by the CrossBoundary Group in 2015 as Sub-Saharan Africa's first provider of fully financed commercial-industrial solar solutions.

It currently operates in over 10 African countries and has a portfolio of over $100M of renewable energy infrastructure projects across the continent. CBE’s customers include leading local manufacturers and multinational corporates such as Diageo, Eramet, Heineken, Rio Tinto, and Unilever.

CrossBoundary Energy is funded by ARCH Emerging Markets Partners' Africa Renewable Power Fund (ARCH ARPF).

Safe Harbour: This press release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on forward-looking information or statements. Forward looking statements and information are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “potential”, “possible” and other similar words, or statements that certain events or conditions “may”, “will”, “could”, or “should” occur. Forward-looking statements include any statements regarding, among others; the successful and on-budget construction of the Molo Graphite Project, the inclusion of Hybridized Solar-Thermal Energy via an agreement with a PPA, estimated future production from the Molo Graphite Project, completion of any technical studies and expansion of the Molo Graphite Project, any and all other economic and technical studies, graphite prices, project economics, permitting, the development timeline and the graphite market. All such forward looking statements are based on assumptions and analyses made by management based on their experience and perception of historical trends, current conditions and expected future developments, as well as other factors they believe are appropriate in the circumstances. However, these statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected including, but not limited to, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of other parties to perform as agreed; social or labour unrest; changes in commodity prices; unexpected failure or inadequacy of infrastructure and the failure of ongoing and contemplated studies to deliver anticipated results or results that would justify and support continued studies, development or operations.. Although the forward-looking statements contained in this news release are based on what management believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with them. These forward-looking statements are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this news release.